

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03006907

NO ACT
P.E 12-23-02
1-6033

February 7, 2003

Douglas M. Walker
Counsel
UAL Corporation
Box 66919
Chicago, IL 60666

Act 1934
Section
Rule 14A-8
Public Availability 2/7/2003

Re: UAL Corporation
Incoming letter dated December 23, 2002

Dear Mr. Walker:

This is in response to your letter dated December 23, 2002 concerning the shareholder proposals submitted to UAL by John Chevedden. We also have received a letter from the proponent dated January 7, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

UAL CORPORATION

RECEIVED
2002 DEC 24 AM 9:13
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

1934 Act/Rule 14a-8

December 23, 2002

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549



RECD S.E.C.
DEC 23 2002
1086

Re: UAL Corporation -- Shareholder Proposal Submitted by John Chevedden

Dear Ladies and Gentlemen:

On behalf of UAL Corporation ("UAL") and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by John Chevedden from our proxy materials (the "2003 Proxy") for the 2003 annual meeting of UAL Corporation shareholders, which we expect to file in definitive form with the Commission on or about March 20, 2003.

Notice from Mr. Chevedden of his proposal (a copy of which is attached as Exhibit A) was dated November 19, 2002.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the proposal and this letter, which sets forth the grounds upon which we deem omission of the proposal to be proper. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the proponent to notify him of our intention to omit the proposal from our 2003 Proxy.

We believe that the proposal may be properly omitted from UAL's proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. Mr. Chevedden Has Not Held the Requisite Number of Shares

Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, a shareholder must have held continuously at least $2,000 in market value, or 1%, of a company's securities entitled to vote on the proposal, for at least one year by the date of the submission of the proposal. Section C.1.a of the Division of Corporation Finance's Staff Legal Bulletin No. 14 (July 13, 2001) sets forth the manner in which companies and shareholders should calculate the value of a proponent's securities:

> In order to determine whether the shareholder satisfies the $2,000 threshold, we look at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices. Depending on where the company is listed, the bid and

Location: 1200 East Algonquin Road Elk Grove Township, Illinois 60007 Mailing Address: Box 66919, Chicago, Illinois 60666

> ask prices may not always be available. For example, bid and ask prices are not provided for companies listed on the New York Stock Exchange. Under these circumstances, companies and shareholders should determine the market value by multiplying the number of securities the shareholder held for the one-year period by the highest selling price during the 60 calendar days before the shareholder submitted the proposal.

In our letter (a copy of which is attached as Exhibit B), dated November 26, 2002, to Mr. Chevedden confirming receipt of his proposal, we noted the shareholding requirements of Rule 14a-8. We also explained that because he was not a registered shareholder, we required a written statement from his broker confirming his share ownership. By facsimile dated December 12, 2002 (a copy of which is attached as Exhibit C), Mr. Chevedden provided us a copy of a letter from his broker, Fidelity Brokerage Services LLC, setting forth his ownership of UAL common stock. Fidelity confirmed that, as of December 5, 2002, Mr. Chevedden had held continuously since August 1, 2001 75 shares of UAL common stock.

According to data from Thomson Financial Corp., the intra-day high selling price during the 60 days preceding Mr. Chevedden's submission of his proposal to us – the period beginning September 20, 2002 and ending November 18, 2002 – was $4.91, which was recorded on November 6, 2002 (a report for this period is attached as Exhibit D). At that price, Mr. Chevedden's 75 shares would be worth $368.25. Consequently, Mr. Chevedden has not held continuously the requisite $2,000 in market value of UAL voting securities and therefore does not satisfy the eligibility requirements of Rule 14a-8(b)(1). For this reason, Mr. Chevedden's proposal is properly excludable under Rule 14a-8(f)(1).

II. Mr. Chevedden Did Not Present His Proposal at the 2002 Annual Meeting

In 2001, Mr. Chevedden submitted a proposal for consideration at our 2002 annual meeting of shareholders. We included an amended version of that proposal in our proxy materials for the 2002 annual meeting.

Mr. Chevedden did not attend the 2002 annual meeting. Shortly before the commencement of that meeting, however, an employee from a temporary agency appeared and sought admission on his behalf. The individual identified herself as a representative of Mr. Chevedden, but was unable to produce a proxy from Mr. Chevedden authorizing her participation. This followed a nearly identical pattern a year earlier, when a temporary employee attempted to gain admission to our 2001 annual meeting as a representative of Mr. Chevedden, also without a duly authorized proxy. In 2002, as in 2001, the temporary employee was instructed that, as specified in the proxy statement, she could not attend the meeting without an authorized proxy. In each instance, the temporary employee left of her own accord.

After the 2002 meeting, Mr. Chevedden objected to our refusal to admit the temporary employee, arguing that he had in fact provided a signed proxy. Our 2002 annual meeting began at 8:00 am on Thursday, May 16th and took place at the University of Chicago Gleacher Center in downtown Chicago. Our corporate headquarters is located in Elk Grove Village, a suburb about 25 miles from the city. At approximately 8:30 am that morning, an attorney at our headquarters noticed upon her arrival to the office a facsimile from Mr. Chevedden. Although she had not been involved with the preparations for the meeting, she recognized the fax as a proxy and immediately called another attorney at the meeting to advise that the proxy had been received. By that time, the annual meeting was underway and the temporary employee had left the building.

Because it was sent so shortly before the meeting and because it was directed to our headquarters and not to the place of the meeting, Mr. Chevedden's proxy was not known to UAL's appointed inspector or to the UAL officers and employees in time to admit the representative.

Rule 14a-8(h)(1) provides, with respect to the presentation of a shareholder proposal that has been included in a company's proxy statement, that either the proponent or a representative who is qualified under state law to present the proposal on the proponent's behalf must attend the meeting to present the proposal. Rule 14a-8(h)(1) further provides that the proponent or the proponent's qualified representative must ensure that he or she follows the proper state law procedures for attending the meeting and/or presenting the proposal.

Rule 14a-8(h)(3) provides that if neither a shareholder proponent nor a *qualified* representative appears and presents the proposal, without good cause, the company will be permitted to exclude all proposals from that proponent from its proxy materials for any meetings held in the following two calendar years (emphasis added).

Although the form of Mr. Chevedden's proxy that was faxed to UAL headquarters on the morning of the 2002 annual meeting would have been acceptable under Section 212(c) of the Delaware General Corporation Law ("DGCL"), Mr. Chevedden's representative did not bring a copy of that proxy to the annual meeting. Merely showing up at the meeting and stating that she was a representative of Mr. Chevedden was not sufficient. Section 212(c) of the DGCL provides a non-exhaustive list of the manners in which a stockholder may authorize another person to act as his proxy, and each means identified requires some sort of evidence (which could include an electronic proxy). Section 231 of the DGCL requires that UAL appoint at least one inspector to act at its meeting. One of the duties of such inspector is to "determine the shares represented at the meeting and the validity of the proxies and ballots." Because Mr. Chevedden failed to provide UAL with a copy of the proxy in a sufficient time in advance of the meeting and because Mr. Chevedden's representative failed to present a copy of the proxy at the meeting, UAL's inspector had no way of verifying the proxy until after Mr. Chevedden's representative had departed the meeting. Therefore, Mr. Chevedden's representative would not be considered "qualified" because she had no proof that she had been appointed as Mr. Chevedden's proxy and because Mr. Chevedden failed to provide a copy of the proxy to UAL in sufficient time for UAL to deliver it to the inspector at the annual meeting.

Because neither Mr. Chevedden nor a qualified representative attended the 2002 annual meeting to present the 2002 proposal, the 2003 proposal is properly excludable under Rule 14a-8(h)(3).

III. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the proposal is omitted from our 2003 Proxy.

If the Staff has any questions with respect to the foregoing, or if the Staff does not agree that we may omit the proposal from our 2003 Proxy, I would appreciate the opportunity to discuss the matter. You may reach me at (847) 700-5219. You may also reach me by facsimile at (847) 700-4683, and I would appreciate your sending a copy of your response to that number.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Thank you for your attention to this matter.

Sincerely,



Douglas M. Walker
Counsel

Enclosures

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310/371-7872

Mr. Glenn Tilton
Chairman
UAL Corporation (UAL)
1200 East Algonquin Road
Elk Grove Township, IL 60007
Phone: (847) 700-4000
Fax: (847) 700-2214
Email: investorrelations@ual.com

FRANCESCA M. MAHER

NOV 20 2002

SENIOR V.P. GENERAL
COUNSEL AND SECRETARY

Dear Mr. Tilton,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

It is recommended the company not challenge this established topic proposal with the Securities and Exchange Commission. Securities and Exchange Commission Chairman Harvey L. Pitt, 2001-2002, said "lawyers who represent corporations serve shareholders, not corporate management."

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



11-19-02

John Chevedden
Shareholder

cc: Francesca M. Maher
Corporate Secretary
FX: 847/700-4683

4 – Open Up Poison Pills to Shareholder Vote
This topic won an overall 60%-yes vote at 50 companies in 2002

Shareholders recommend that our Board of Directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submits this proposal.

Harvard Report
A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively related to company value. This study reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Fidelity, an $800 billion mutual fund giant, has withheld votes for directors since the 1980s at companies which approved poison pills, *Wall Street Journal*, June 12, 2002.

Serious about good governance
Enron and the corporate disasters that followed forced many companies to get serious about good governance. This includes the poison pill. When the buoyant stock market burst, suddenly the importance of governance was clear. In a time of crises, a vigorous board can help minimize damage.

A look back at *Business Week's* inaugural ranking of the best and worst boars in 1996 tells the story. For the 3 years after the list appeared, the stocks of companies with the best boards outperformed those with the worse boards by 2 to 1. Increasingly, institutional investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as lax in oversight.

Council of Institutional Investors Recommendation
The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have redeemed existing poison pills or sought shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Airborne, Inc. Shareholders believe that our company should follow suit.

To protect our investment money at risk:

Open Up Poison Pills to Shareholder Vote
This topic won an overall 60%-yes vote at 50 companies in 2002
Yes on 4

The above format includes the emphasis intended.

This proposal title is part of the rule 14a-8 shareholder submitted text and is submitted for unedited publication as the first and only title in all proxy references including each ballot.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submitted and to make a list of proposal submittal dates available to shareholders.

If our company at all considers spending shareholder money on a no action request on this established topic, it is respectfully recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Harvey L. Pitt, U.S. Securities and Exchange Commission Chairman, 2001-2002, Washington, D.C., August 12, 2002

2) To allow shareholder-voters a choice
In the New Jersey High Court ruling on Sen. Torricelli, the court said election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow ... the voters a choice on election day."

Exhibit B

UAL CORPORATION

November 26, 2002

Certified Mail (return receipt requested)
Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

Re: Your shareholder proposal dated November 19, 2002

Dear Mr. Chevedden:

On November 20, 2002 we received your letter to Ms. Maher, dated November 19, 2002, setting forth the text of a shareholder proposal and requesting that we include it in the proxy statement for UAL Corporation's 2003 annual meeting of shareholders.

In order to be eligible to submit a shareholder proposal, you must meet certain requirements set forth in the SEC's Rule 14a-8, including the requirement that you must have held continuously at least $2,000 in market value of UAL Corporation's common stock for at least one year by the date that you submitted your proposal. If you are not a registered shareholder, which we have verified through our stock transfer agent that you are not, you must submit a written statement from your broker verifying that you had owned such shares continuously for least one year.

In order to comply with Rule 14a-8, you must send a response to this request for additional information by means of a letter postmarked no later than the 14th day after you receive this letter, or by means of facsimile transmission (847-700-4683) by no later than that date.

Please note that compliance with the eligibility requirements of Rule 14a-8 does not ensure that your proposal will be included in UAL Corporation's 2003 proxy statement. We believe that your proposal fails to meet certain substantive requirements contained in Rule 14a-8, which we will raise with the SEC, with a copy to you, at the appropriate time.

Sincerely,



Douglas Walker
Counsel

Cc: Christine Grawemeyer
Mary Jo Georgen

K:\Walkr\Proxy and Annual Meeting\Chevedden receipt letter.doc



FRANCESCA M. MAHER

DEC 13 2002

SENIOR V.P. GENERAL
COUNSEL AND SECRETARY

PO Box 500
2 Contra Way
Merrimack, NH 03054-9894

December 5, 2002

Mr. John R. Chevedden
2215 Nelson Avenue, Apartment 205
Redondo Beach, CA 90278-2453

To Whom It May Concern:

I am responding to Mr. Chevedden's request to confirm his position in UAL Corporation, symbol UAL, at Fidelity Investments.

I can confirm that John Chevedden currently holds 75 shares of UAL, and that he has continuously held those shares since August 1, 2001, with no withdrawals.

I hope that this information is helpful. Please call me if you have any additional questions at 800-854-2826, extension 7726.

Sincerely,

John Stiles

John Stiles
Priority Service Specialist

Our file: W014252-04DEC02

Post-it® Fax Note 7671	Date 12-12-02 # of pages ▶ 1
To Francesca Maher	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310/371-7872
Fax # 617/476-4283 -2247	Fax #

Exhibit D

UAL

Intra-Day Trading Highs; 9/20/02-11/18/02*

Date	High
9/20/2002	2.62
9/23/2002	2.48
9/24/2002	2.33
9/25/2002	2.45
9/26/2002	3.29
9/27/2002	2.93
9/30/2002	3.8
10/1/2002	2.23
10/2/2002	2.23
10/3/2002	2.4
10/4/2002	2.38
10/7/2002	2.23
10/8/2002	2.14
10/9/2002	2.06
10/10/2002	1.85
10/11/2002	1.82
10/14/2002	1.77
10/15/2002	2.18
10/16/2002	2.01
10/17/2002	1.96
10/18/2002	1.93
10/21/2002	2.01
10/22/2002	2.12
10/23/2002	2.42
10/24/2002	2.6
10/25/2002	2.59
10/28/2002	2.84
10/29/2002	2.51
10/30/2002	2.37
10/31/2002	2.48
11/1/2002	2.65
11/4/2002	3.52
11/5/2002	4.3
11/6/2002	4.91
11/7/2002	4.55
11/8/2002	3.9
11/11/2002	3.85
11/12/2002	3.88
11/13/2002	3.7
11/14/2002	3.7
11/15/2002	3.05
11/18/2002	4.15

* source: Thomson Financial Corp.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

January 7, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

UAL Corporation (UAL)
Investor Response to Company No Action Request
Established Topic: Poison Pill
John Chevedden

Ladies and Gentlemen:

This letter addresses the aggressive company no action request to suppress a well-established shareholder proposal topic based on strong-arm and playing dumb tactics by the company at the annual meeting.

The company acknowledges that the authorized representative, Sharon Taylor arrived at the annual meeting. The company failed to contact the proponent to verify the presentation authority to the authorized representative. Furthermore the company provides no reason for the company to be suspicious that an imposter of a presenter would arrive at the meeting.

The company failed to address the faxes sent to the meeting site with authorization which are included as evidence.

The company says the person left of her "own accord" because the company knows the impression it created of harassment of the shareholder representative at the 2002 annual meeting.

The company simply repeated its mantra "case closed" when presented with questions about the company harassment behavior shortly after the annual meeting.

The company has provided no precedent that a company can ignore a letter of authorization that the company has received because a qualified representative does not have a copy of the same authorization letter.

The company does not claim to have asked for any identification from the qualified representative.

The company is faced with defending that this person was stalked or shadowed by company security or security temps under the control of the company while receiving telephone instructions from the proponent on verifying whether the company had received the authorization letter at the meeting site, faxed repeatedly to 312/464-8789.

The company does not address the authorization letter send directly to the meeting site, 312/464-8789.

The company seeks to set a precedent that by stalking, harassing and shadowing a qualified presenter, that companies will have a new back-door means to oppose rule 14a-8 proposals which companies have aggressively but unsuccessfully challenged in the rule 14a-8 no action process.

This proposal was submitted on behalf of 75 shares of stock that was continuously held since November 15, 1999 and valued at $5925 at one point during this period.

At this point this appears to be an effective means to fight a no action determination that does not agree with the company position. By utilizing this approach the company not only makes the 2002 no action detemination de facto moot, the company is also virtually guaranteed that it will receive no action letters supporting exclusion for the next two years on a deceptively simple and narrow issue of presentation at the annual meeting.

There is no claim that the company had no capability to receive a fax at the meting site. The is no company claim of any diligence on the part of the company to facilitate verification of proxy. Furthermore the company appears to acknowledge that it gained experience in excluding a shareholder representative from its annual meeting in 2001.

The company claim is incomplete in claiming "no way of verifying the proxy" since the company does not address whether the company had access to a telephone and fax machine.

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress this established proposal topic or any text segment.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,



John Chevedden
Shareholder



cc:
Glenn Tilton
Chairman

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

PH & FX
310/371-7872

May 16, 2002

FX: 847/700-4683, 2214
PH: 708/952-4000

Ms. Francesca Maher
Corporate Secretary
UAL Corp
1200 E. Algonquin Rd.
Elk Grove, IL 60007

Dear Ms. Maher,

If I do not attend the annual meeting, do not come forward during the annual meeting and/or do not make any required shareholder proposal presentation at this meeting I hereby designate Sharon Taylor and/or the designee or substitute of this person with full power of substitution to represent me as agent in making the Federal Securities Law §240.14a-8 mandated presentation of the ballot item Rule 14a shareholder proposals and/or any Rule 14a shareholder proposal, or other proposals if applicable, and in all other shareholder matters at the 2002 annual meeting in the same manner as I could myself. This is consistent with the company 2002 annual meeting proxy booklet and/or materials. In next priority, a person at the annual meeting who believes the proposal(s) should be presented, is then designated.

This is to respectfully request that the company extend every courtesy to allow and facilitate the presentation mandated by Federal Securities Law Rule 14a-8. Also for the company to advise and alert immediately the undersigned by telephone and facsimile if there is any question on enabling this full power, in order to meet the Rule 14a mandated presentation of shareholder proposal and/or proposals.

Sincerely,



John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

UAL Immediate Attention

Fx: 312/464-8789

To Christine Gravemeyer, UAL Corp
Senior Council, office phone: 847/700-5727

Mtg site FX: 312/464-8789
Site Phone: 312/464-8787

Please check immediately whether a fax was received from me earlier at this fax number & fax back from this fax the answer.

John Chevedden (PH & FX) 310/371-7872

cc: Kevin Devon Gumbs
Office of Chief Counsel
John Creighton, CEO 

2nd Notice

UAL Immediate Attention

Please note that there is only one digit difference in the fax number, from the phone number, at which I reached you 3-times today.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: UAL Corporation
Incoming letter dated December 23, 2002

The proposal recommends that the board of directors "redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

There appears to be some basis for your view that UAL may exclude the proposal under rule 14a-8(f). We note that the proponent failed to supply, within 14 days of receipt of UAL's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if UAL omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which UAL relies.

Sincerely,



Jeffrey B. Werbitt
Attorney-Advisor